UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto ON M5K 1E7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibits 99.1 and 99.2, included with this report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statements on Forms F-3 (File No. 333-232935 and No. 333-254680), Form F-3 MEF (File No. 333-253178)* and Forms S-8 (File Nos. 333-224737, 333-210561, 333-200834) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INDEX

Exhibit	Description
99.1	The Registrant’s Annual Audited Consolidated Financial Statements as at December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021, 2020 and 2019
99.2	The Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2021

(2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: March 28, 2022	By:	/s/ Klaus Paulini
Klaus Paulini
President and Chief Executive Officer

(3)